Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

May 25, 2026

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	COLLECTIVE MINING LTD.

We are pleased to confirm that copies of the following proxy-related materials were mailed on May 22, 2026 to the Registered Securityholders, to the Non-Objecting Beneficial Owners ("NOBO") and to the ESPP Holders:

1	Proxy with Request for Financial Statements - Registered Securityholders

2	Voting Instruction Form with Request for Financial Statements - NOBOs, ESPP Holders

3	Notice of Meeting Combined with Information Circular

4	Proxy Return Envelope

Yours truly,
TSX Trust Company

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